UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)

58.COM INC.

(Name of Issuer)

Class A ordinary shares, par value US$0.00001 per share

(Title of Class of Securities)

31680Q104**

(CUSIP Number)

Tencent Holdings Limited
29/F., Three Pacific Place,
No. 1 Queen’s Road East, Wanchai, Hong Kong
Telephone: +852 3148 5100

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 26, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**This CUSIP number applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing two Class A ordinary shares, par value $0.00001 per share. No CUSIP has been assigned to the ordinary shares.

CUSIP No.	31680Q104
1.	NAMES OF REPORTING PERSONS Ohio River Investment Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 43,177,916*
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 43,177,916*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,177,916*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.59%*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* Such amount consists of 22,083,000 Class A ordinary shares and 14,722,000 Class B ordinary shares directly held by Ohio River Investment Limited, and 3,186,458 American Depositary Shares, representing 6,372,916 Class A ordinary shares, directly held by THL E Limited. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i), the percentage in Row 13 is calculated based upon 72,347,942 Class A ordinary shares outstanding as of June 30, 2014 as communicated by the Issuer to the Reporting Persons on June 30, 2014, which includes the 22,083,000 Class A ordinary shares directly held by Ohio River Investment Limited and 3,186,458 American Depositary Shares, representing 6,372,916 Class A ordinary shares, directly held by THL E Limited, plus 14,722,000 Class B ordinary shares directly held by Ohio River Investment Limited (assuming conversion of the 14,722,000 Class B ordinary shares into 14,722,000 Class A ordinary shares).  If the percentage ownership of the Reporting Person were to be calculated in relation to all of the Issuer’s outstanding Class A and B ordinary shares, such percentage would be 24.60%.

CUSIP No.	31680Q104
1.	NAMES OF REPORTING PERSONS Tencent Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 43,177,916*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 43,177,916*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,177,916*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.59%*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* Such amount consists of 22,083,000 Class A ordinary shares and 14,722,000 Class B ordinary shares directly held by Ohio River Investment Limited, and 3,186,458 American Depositary Shares, representing 6,372,916 Class A ordinary shares, directly held by THL E Limited. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i), the percentage in Row 13 is calculated based upon 72,347,942 Class A ordinary shares outstanding as of June 30, 2014 as communicated by the Issuer to the Reporting Persons on June 30, 2014, which includes the 22,083,000 Class A ordinary shares directly held by Ohio River Investment Limited and 3,186,458 American Depositary Shares, representing 6,372,916 Class A ordinary shares, directly held by THL E Limited, plus 14,722,000 Class B ordinary shares directly held by Ohio River Investment Limited (assuming conversion of the 14,722,000 Class B ordinary shares into 14,722,000 Class A ordinary shares).  If the percentage ownership of the Reporting Person were to be calculated in relation to all of the Issuer’s outstanding Class A and B ordinary shares, such percentage would be 24.60%.

CUSIP No.	31680Q104
1.	NAMES OF REPORTING PERSONS THL E Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 43,177,916*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 43,177,916*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,177,916*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.59%*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* Such amount consists of 22,083,000 Class A ordinary shares and 14,722,000 Class B ordinary shares directly held by Ohio River Investment Limited, and 3,186,458 American Depositary Shares, representing 6,372,916 Class A ordinary shares, directly held by THL E Limited. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i), the percentage in Row 13 is calculated based upon 72,347,942 Class A ordinary shares outstanding as of June 30, 2014 as communicated by the Issuer to the Reporting Persons on June 30, 2014, which includes the 22,083,000 Class A ordinary shares directly held by Ohio River Investment Limited and 3,186,458 American Depositary Shares, representing 6,372,916 Class A ordinary shares, directly held by THL E Limited, plus 14,722,000 Class B ordinary shares directly held by Ohio River Investment Limited (assuming conversion of the 14,722,000 Class B ordinary shares into 14,722,000 Class A ordinary shares).  If the percentage ownership of the Reporting Person were to be calculated in relation to all of the Issuer’s outstanding Class A and B ordinary shares, such percentage would be 24.60%.

 This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D filed on July 10, 2014 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto dated September 25, 2014 (“Amendment No. 1”, and together with this Amendment No. 2 and the Original Schedule 13D, the “Statement”), and is being filed on behalf of Tencent Holdings Limited, a Cayman Islands company (“Tencent”), Ohio River Investment Limited, a British Virgin Islands company and a direct wholly owned subsidiary of Tencent (“Ohio River”), and THL E Limited, a British Virgin Islands company and a direct wholly owned subsidiary of Tencent (“THL”, together with Tencent and Ohio River, the “Reporting Persons”) in respect of the Class A ordinary shares, par value US$0.00001 per share (the “Class A Shares”) of 58.com Inc., a company incorporated under the laws of the Cayman Islands (the “Issuer”).

This Amendment No. 2 is being filed by the Reporting Persons to report changes to the beneficial ownership as a result of certain open market purchases of the Issuer’s American Depositary Shares (the “ADSs”), each representing two Class A Shares, by THL (the “Additional Open Market Purchases”, together with the Open Market Purchases, the “September Open Market Purchases”).

Unless otherwise stated herein, the Original Schedule 13D as amended by Amendment No. 1 remains in full force and effect. All capitalized terms used in this Amendment No. 2 but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D and Amendment No. 1.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented by inserting the following at the end thereof:

On September 26, 2014 and September 29, 2014, THL purchased an aggregate of 447,462 ADSs, representing 894,924 Class A Shares, in the Additional Open Market Purchases. THL used funds from an affiliate, which is a wholly owned subsidiary of Tencent, to pay for the Additional Open Market Purchases.

Item 4.  Purpose of Transaction

The first paragraph of Item 4 of the Statement are hereby amended and restated in its entirety as follows:

As described in Item 3 above and Item 6 below, which descriptions are incorporated herein by reference in response to this Item 4, this Statement is being filed in connection with the acquisition of the Securities by Ohio River pursuant to the Investment Agreement, and the subsequent open market purchases by THL. As a result of the transactions described in this Statement, the Reporting Persons acquired approximately 49.59% of the total Class A Shares outstanding on June 30, 2014 and received the right to appoint one director on the board of directors of the Issuer.

Item 4 of the Statement is hereby amended by adding after the second paragraph thereof:

The Additional Open Market Purchases were also made for investment purposes.

Item 5.  Interest in Securities of the Issuer

Items 5(a) and (b) of the Statement are hereby amended and restated in its entirety as follows:

(a) — (b) As of the date of this Statement, each Reporting Person may be deemed to have beneficial ownership and shared power to vote or direct the vote of 28,455,916 Class A Shares and 14,722,000 Class B Shares.

Based on a total of (i) 72,347,942 Class A Shares outstanding as of June 30, 2014, as communicated by the Issuer to the Reporting Persons on June 30, 2014, which includes 22,083,000 Class A Shares newly issued by the Issuer to Ohio River under the Investment Agreement and 3,186,458 ADSs (representing 6,372,916 Class A Shares) acquired by THL in the September Open Market Purchases, and (ii) 14,722,000 Class B Shares newly issued by the Issuer to Ohio River under the Investment Agreement (assuming conversion of the 14,722,000 Class B Shares into 14,722,000 Class A Shares), the Reporting Persons beneficially held approximately 49.59% of the total Class A Shares outstanding on June 30, 2014.  Based on a total of 72,347,942 Class A Shares and 103,170,001 Class B Shares outstanding as of June 30, 2014, as communicated by the Issuer to the Reporting Persons on June 30, 2014, each of which respectively include the 22,083,000 Class A Shares and 14,722,000 Class B Shares newly issued by the Issuer to Ohio River under the Investment Agreement (assuming conversion of the 14,722,000 Class B Shares into 14,722,000 Class A Shares), and the 3,186,458 ADSs (representing 6,372,916 Class A Shares) acquired by THL in the September Open Market Purchases, the Reporting Persons beneficially held approximately 24.60% of the total Ordinary Shares outstanding on June 30, 2014.  Based on their holdings of Ordinary Shares, the Reporting Persons control approximately 15.91% of the total voting power of the total Ordinary Shares outstanding as described above as of June 30, 2014.  The percentage of voting power was calculated by dividing the voting power beneficially owned by the Reporting Persons by the voting power of all of the Issuer’s holders of Class A Shares and Class B Shares as a single class as at the date of June 30, 2014.  Each holder of Class A Shares is entitled to one vote per share and each holder of Class B Shares is entitled to ten votes per share on all matters submitted to them for a vote.

Except as set forth in this Item 5(a) and (b), to the knowledge of the Reporting Persons, no person identified in Appendix A attached to the Original Schedule 13D, as amended by Amendment No. 1, beneficially owns any Shares.

Item 5(c) of the Statement is hereby amended by adding after the first paragraph thereof:

On September 26, 2014 and September 29, 2014, THL purchased an aggregate of 447,462 ADSs, representing 894,924 Class A Shares, in the Additional Open Market Purchases. Below is a summary of the Additional Open Market Purchases made by THL, including the number of ADSs purchased, the average price per ADS purchased and the price range of the ADSs purchased on each day. The Reporting Persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price.

Transaction Date	Number of ADSs	Average Price Per ADS	Price Range of ADSs
09/26/2014	200,000	$37.322	$37.000 - $37.680
09/29/2014	247,462	$37.949	$37.390 - $38.000

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 2, 2014

OHIO RIVER INVESTMENT LIMITED

By:	/s/ James Mitchell
	Name:	James Mitchell
	Title:	Authorized Signatory

TENCENT HOLDINGS LIMITED

By:	/s/ James Mitchell
	Name:	James Mitchell
	Title:	Chief Strategy Officer

THL E Limited

By:	/s/ James Mitchell
	Name:	James Mitchell
	Title:	Authorized Signatory